August 18, 2005



By Facsimile ((415) 395-8095) and U.S. Mail

Tad J. Freese, Esq.
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA  94111

	Re:	nStor Technologies, Inc.
		Schedules TO-Cs filed July 28, July 29 and August 3,
2005
		    by Normandy Acquisition Corporation and Xyratex Ltd

		Schedule TO-T filed August 5, 2005
		     by Normandy Acquisition Corporation and Xyratex Ltd

Dear Mr. Freese:

      We have reviewed your filings and have the following comments.
All defined terms we use in this letter have the same meaning as in your offer materials. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-C filed August 3, 2005
1. You indicate that the slide included under cover of a Schedule
TO-
C filed on August 3, 2005 was presented by Xytratex on that date. In your response letter, please provide some background about how and where this slide was used. For example, was it part of a larger presentation? To whom was the slide presented and in what context? We may have additional comments

Schedule TO-T

Exhibit (a)(1)(A) - Offer to Purchase

Introduction, page 6
2. We note on page 27 that any unexpired and unexercised stock option or similar rights to purchase nStor securities will be cancelled at the effective time of the merger. Tell us, with a view to revised disclosure, whether and how option holders may participate in the tender offer. In addition, provide disclosure in this section to alert option holders that they should exercise vested options in order to participate in the tender offer and merger, as the case may be.
3. We note that nStor`s three largest security holders entered into support agreements with you to, among other things, tender approximately 62 million shares. We also note that these security holders own approximately 97.8 million shares. Explain in your response letter, with a view to additional disclosure, why the support agreement does not include the tender of all securities held by these persons.

Terms of the Offer, page 9
4. We note the disclosure in the last paragraph of this section that you "may be deemed to beneficially own" the securities held by nStor`s three largest security holders pursuant to the support agreements. Isn`t your purchase of these securities contingent on consummation of the tender offer? As we read the support agreement, that purchase will not occur unless the offer closes. If that is not your reading of the agreement, please advise in your response letter.
As you know, if Xyratex is deemed to have acquired these securities already, this will impact the disclosure required under applicable federal securities laws.

Acceptance for Payment and Payment, page 11
5. Please revise the language that states that you will return share certificates evidencing unpurchased shares "as promptly as practicable" to state that you will make such returns "promptly" as required by Rule 14e-1(c).


Certain Information Concerning Parent and Purchaser, page 17
6. We note the "best knowledge" qualifier in the last paragraph on page 17. This disclaimer concerning any possible relationships between the affiliates of Parent and Purchaser listed in Schedule I and nStor Technologies is inappropriate. Please delete.

Background of the Offer, page 18
7. We note that the first contact between the Company and Parent occurred during the summer of 2004 when one of the Company`s sales representatives made a routine sales call. The next sentence of your disclosure states that on September 3, 2004, the parties signed a "standard" non-disclosure agreement. Expand your disclosure to explain how the discussions between the parties evolved from a routine sales call to the execution of a non-disclosure agreement. Describe any intervening contacts. Is the execution of such an agreement in these circumstances customary in your industry?
8. Generally revise this section to describe in greater detail the negotiations between the parties. For example, did nStor provide any financial projections to you? Did you conduct interviews with nStor`s management?
9. Revise the entry for April 4, 2005 to disclose the valuation proposed by Mr. Jaiven.
10. Please expand your disclosure of the May 6, 2005 meeting during which the parties agreed on "several material terms of a possible business combination." Which terms were agreed upon?
11. With respect to the proposed term sheet presented by Xyratex on
May 13, 2005, please provide the per share value of the proposal. If that value is different from the tender offer price, please describe the events leading up to the tender offer price, including any adjustments made to the aggregate valuation.
12. Refer to the penultimate paragraph on page 19. Explain why the companies restructured the proposed transaction from an all-stock transaction to an all-cash one.
13. Expand your disclosure to describe the negotiation of the shareholder support agreements.


Conditions to the Offer, page 34
14. We do not understand why you reserve the right to determine
"in
Parent`s reasonable discretion" whether or not an objective condition like the Minimum Condition has been satisfied. It would seem that there is no subjectivity in counting the number of Shares tendered.
Please revise or advise.
15. All offer conditions, except those related to governmental approvals necessary for consummation of the offer, must be satisfied or waived as of the expiration date of the offer, not the "time of acceptance for payment or payment for [tendered] Shares." Please revise the language in (2) on page 34 in accordance with this comment.
16. Please update the offer materials, if applicable, regarding the status of conditions (i), (j) and (k).
Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,


					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions
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Tad J. Freese, Esq.
Latham & Watkins LLP
August 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE